Exhibit 99.1

Mountain Province Diamonds Announces Filing of Technical Report for Gahcho Kué Diamond Mine, Featuring Pre-Tax/Royalty NPV Attributable to Mountain Province Diamonds of $1,233M

TSX and OTCQX: MPVD

TORONTO and NEW YORK, March 28, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and OTCQX: MPVD) today announces the filing of technical report (the "Report") for the Company's Gahcho Kué Mine entitled, Gahcho Kué Mine NI 43-101 Technical Report, with effective date of December 31, 2021.

Highlights of the updated Gahcho Kué NI 43-101 technical report filed include:

  Pre-Tax/Royalty NPV 7.5% attributable to Mountain Province Diamonds of $1,233M
  Post-Tax/Royalty NPV 7.5% attributable to Mountain Province Diamonds of $964M
  Net 2.6M Carats in Reserve additions, before depletion
  Resource additions offsetting depletion
  42.6 Million Carats of Reserves grading 1.51 Carats per Tonne.
  3.0 Million Carats of Indicated Resources grading 1.25 carats per tonne and 20.3 Million Carats of Inferred Resources grading 1.72 carats per tonne, exclusive of Reserves at December 31, 2021.
  New Life-of-Mine plan featuring 3.6Mtpa processing rate, improving Net-Present Value
  Eleven-percent increase in reserve grade of the Tuzo Kimberlite to 1.33 carats/tonne at year-end 2021, vs 1.20 carats/tonne at year-end 2020.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"This technical report represents an important step of the process to unlock value for all Mountain Province Diamonds stakeholders. The strong economics shown in this technical report, combined with the recently announced impairment reversal and favorable supply and demand dynamics in the market are all strong signals of the significant value opportunity the Company represents at current levels."

The Report is effective December 31, 2021, is dated March 28, 2022 and was prepared in compliance with National Instrument 43-101 – Standards for Disclosure of Mineral Projects ("NI 43-101"). The Report is available under Mountain Province Diamonds' profile on SEDAR at www.sedar.com and on the Company's website at www.mountainprovince.com. The Report was prepared by Michael Makarenko, P. Eng., and Dino Pilotto, P. Eng., from JDS Energy & Mining Inc., both of whom are "qualified persons" defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Report was also completed under the supervision of Matthew MacPhail, P.Eng, MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of the Company and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2022/28/c8323.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:31e 28-MAR-22